

December 29, 2017

<u>Via E-mail</u>
Patrick Rodgers
Chief Executive Officer
Euronav NV
De Gerlachekaai 20
2000 Antwerpen, Belgium

      Re: **Euronav NV**
            Form 20-F for the Fiscal Year Ended December 31, 2016
            Filed April 14, 2017
            File No. 1-36810

Dear Mr. Rodgers:

      We refer you to our comment letter dated December 21, 2017, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Cecilia Blye

                    Cecilia Blye, Chief
                    Office of Global Security Risk

cc: Anne Nguyen Parker
       Assistant Director
       Division of Corporation Finance